

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2024

Cornish Hitchcock
Partner, Hitchcock Law Firm PLLC
GrafTech International Ltd
5614 Connecticut Avenue, N.W.
Suite 304
Washington, D.C. 20015

> **Re: GrafTech International Ltd**
> **Preliminary Proxy Statement filed by Nilesh Undavia**
> **Filed March 15, 2024**
> **File No. 001-13888**

Dear Cornish Hitchcock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement filed by Nilesh Undavia

Cover Letter, page 4

1. Please consider listing all of the company's proposals on page 4.

2. We note your disclosure on page 5, and similar language in the form of the proxy card, that for cards that have been signed and directions given to only vote for one of the company nominees, you will exercise discretionary authority to vote also for your nominee. Rule 14a-4(c) does not permit such use of discretionary authority. See Question 139.08 in the Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretation (November 17, 2023) for additional guidance. Please revise your disclosure and your proxy card accordingly.

The Undavia Group Nominee, page 13

3.   Please disclose required addresses for each participant in the solicitation. See Item 5(b)(1)(i) and (ii) of Schedule 14A.

4.   Please review and revise this section to provide consistent disclosure about the number of shares of the company owned by Mr. Undavia (different totals appear on page 13) and whether Mr. Undavia does or does not have beneficial ownership of any shares of the company (page 14, clause (iii)).

Form of Proxy Card, page 35

5.   Please revise the form of proxy card to mark it as preliminary.

6.   Rule 14a-4(b)(4)(i) requires you to include a "WITHHOLD" option where the voting standard for election of directors is a plurality, as is the case with the current election. Here, you have included an "ABSTAIN" voting option despite the fact that your disclosure on page 17 indicates it will have no legal effect. Please revise your proxy card accordingly.

     We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions